AB
01/08

08033408

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION

DEC 1 2008

~~ANNUAL AUDITED REPORT~~
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8-31464

FACING PAGE DIVISION OF MARKET REGULATION

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YY) AND ENDING 09/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ALPINE SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 East 400 South
(No. And Street)

Salt Lake City (City) Utah (State) 84111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Groskreutz (801) 355-5588
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JENSEN & KEDDINGTON, P.C.
(Name – *if individual, state last, first, middle name*)

5292 South College Drive STE 101 (Address) Salt Lake City (City) Utah (State) 84123 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 16 2009
THOMSON REUTERS

OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Todd Groskreutz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alpine Securities Corporation, as of September 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

JEFFREY PETERSON
NOTARY PUBLIC - STATE OF UTAH
440 EAST 400 SOUTH
SALT LAKE CITY, UT 84111
My Comm. Exp. 06/10/2009

Signature

CFO

Title

11.25.08

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes of Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal control structure required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALPINE SECURITIES CORPORATION

Financial Statements

For The Year Ended September 30, 2008

(Together With Independent Auditor's Report)

ALPINE SECURITIES CORPORATION
TABLE OF CONTENTS

Jensen & Keddington, P.C.
Certified Public Accountants

Jeffrey B. Jensen, CPA
Gary K. Keddington, CPA
Brent E. Christensen, CPA
Jeffrey B. Hill, CPA
Gregory B. White, CPA

INDEPENDENT AUDITOR'S REPORT

Stockholders
Alpine Securities Corporation
Salt Lake City, Utah

We have audited the accompanying statement of financial condition of Alpine Securities Corporation as of September 30, 2008, and the related statements of income (loss), changes in stockholders' equity, and cash flows for the year then ended that the Company is filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alpine Securities Corporation as of September 30, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information, as listed in the Table of Contents, is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jensen & Keddington

November 24, 2008

Telephone (801) 262-4554
Fax (801) 265-9405

5292 So. College Dr., Suite 101
Salt Lake City, Utah 84123

ALPINE SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
September 30, 2008

Assets		
Cash		$ 1,890,636
Cash segregated under Federal and other regulations		400,307
Deposits with clearing organizations		320,000
Receivables:		
Customers	$ 196,476	
Broker - dealers	303,157	
Clearing organizations	9,105	
Employees	18,785	
Other	3,673	
	531,196	
Less: Allowance for doubtful accounts	(10,000)	
		521,196
Trading securities - at market value		42,027
Furniture and Equipment, at cost, less accumulated depreciation of $114,803		23,809
Total Assets		$ 3,197,975

The accompanying notes are an integral part of these financial statements.

ALPINE SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION (Continued)
September 30, 2008

Liabilities and Stockholders' Equity	
Liabilities	
Payable to customers	$ 355,521
Payable to broker - dealers	31,519
Payable to shareholders	2,370
Payable to clearing organizations	11,254
Payable to correspondent	167,990
Securities sold, not yet purchased, at market value	3,380
Accounts payable and accrued expenses	117,352
Salaries and commissions payable	65,713
Total Liabilities	755,099
Stockholders' Equity	
Common stock, $.50 par value; 500,000 shares authorized, 136,500 shares issued and outstanding	68,250
Additional paid-in capital	235,424
Retained earnings	2,596,902
Treasury stock - 23,000 shares at cost	(457,700)
Total Stockholders' Equity	2,442,876
Total Liabilities and Stockholders' Equity	$ 3,197,975

The accompanying notes are an integral part of these financial statements.

ALPINE SECURITIES CORPORATION
STATEMENT OF INCOME (LOSS)
For The Year Ended September 30, 2008

Revenues:	
Commissions	$ 1,264,800
Net gain on trading accounts	22,946
Clearing income from correspondent	283,262
Ticket charges	325,012
Interest income	46,799
Other income	64,362
Total Revenues	2,007,181
Expenses:	
Commissions	672,728
Salaries and benefits	382,936
Clearing and subcontracting	309,896
Communications	285,855
Payroll taxes	58,379
Data processing	149,779
Postage and delivery	52,248
Rent	27,000
Transfer fees	13,968
Professional services	43,223
Depreciation	16,573
Regulatory fees	45,539
Travel and entertainment	12,397
Other	120,258
Total Expenses	2,190,779
Net Loss	$ (183,598)

The accompanying notes are an integral part of these financial statements.

ALPINE SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For The Year Ended September 30, 2008

	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Total Stockholders' Equity
Balance at September 30, 2007	$ 68,250	$ 235,424	$ (457,700)	$ 2,780,500	$ 2,626,474
Net loss				(183,598)	(183,598)
Balance at September 30, 2008	$ 68,250	$ 235,424	$ (457,700)	$ 2,596,902	$ 2,442,876

The accompanying notes are an integral part of these financial statements.

ALPINE SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
For The Year Ended September 30, 2008

Cash Flows From Operating Activities:		
Net loss	$	(183,598)
Adjustments to reconcile net loss to net cash from operating activities:		
Depreciation		16,573
Decrease in allowance for doubtful accounts		(10,000)
(Increase) decrease in operating assets:		
Deposits with clearing organizations		261,752
Receivables		377,694
Trading securities - at market value		240,125
Increase (decrease) in operating liabilities:		
Payable to customers		(2,951)
Payable to broker - dealers		8,445
Payable to shareholders		(44,419)
Payable to employees		(565)
Payable to clearing organization		9,248
Payable to correspondent		(43,228)
Securities sold, not yet purchased, at market value		(47,014)
Accounts payable and accrued expenses		14,145
Salaries and commissions payable		(32,598)
Net Cash From Operating Activities		563,609
Cash Flows From Investing Activity:		
Purchase of furniture and equipment		(4,548)
Net Cash from Investing Activity		(4,548)
Net Increase in Cash and Cash Equivalents		559,061
Cash and Cash Equivalents, September 30, 2007		1,731,882
Cash and Cash Equivalents, September 30, 2008	$	2,290,943

The accompanying notes are an integral part of these financial statements.

ALPINE SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Alpine Securities Corporation (the Company) was incorporated under the laws of the State of Utah on January 11, 1984 as a securities broker and dealer dealing principally in over-the-counter securities. The Company, located in Salt Lake City, Utah, is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Security trades are made with both customers and other security brokers and dealers. Customers are located in states in which the Company is registered. Wholesale trading is conducted with other brokers and dealers throughout the United States. Revenue is derived principally from trading in securities on its own account and trading in securities for customers for which a commission is received. The Company also clears securities transactions for a correspondent and charges a transaction fee per trade ticket.

Significant Accounting Policies

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash and cash balances in accounts segregated under federal and other regulations in excess of required balances to be cash and cash equivalents.

Receivables

Receivables are recorded on a settlement date basis except for unsettled trades of marketable securities held in the Company's trading account. Receivables arising from these trades are accounted for on a trade date basis and are included as a component of receivable from clearing organizations.

Receivables are written-off when they are determined to be uncollectible. The Company has determined that an allowance for doubtful accounts of $10,000 is necessary at September 30, 2008. This determination is based on the Company's historical losses, the existing economic conditions in the securities brokers and dealers industry, and the financial stability of its customers.

Trading Securities

Marketable securities in the Company's trading account are recorded on a trade date basis and valued at market value. The resulting difference between actual cost and market (or fair value) is included in income. The portion of gains and losses for the year that relate to trading securities held by the Company as of September 30, 2008 is a loss of $6,704.

Furniture and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is provided using accelerated methods.

Revenue Recognition

Customer securities transactions are recorded on settlement date. Revenues and related commissions for transactions executed but unsettled are accrued on a trade date basis, which is the day each transaction is executed.

Income Taxes

The Company, with the consent of its stockholders, elected to be taxed as an S Corporation. The taxable income of the Company flows through to the stockholders' individual income tax returns.

ALPINE SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Significant Accounting Policies (Continued)

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk as cash balances are swept daily into a money market account backed by U.S. Government securities.

The Company is engaged in various trading and brokerage activities in which the counterparties are primarily broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $257,698 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission (SEC). The reserve is calculated monthly using a formula as defined by the rule. The required reserve at September 30, 2008 was $207,791.

Cash of $142,609 has been segregated in a separate bank account for the purpose of returning correspondent property in the event the Company liquidates. The Company is required by the Financial Industry Regulatory Authority (FINRA) to have this reserve as part of the Company's clearing agreement with a correspondent firm. The reserve is calculated coincidental to the Company's SEC rule 15c3-3 computation using a formula as defined by FINRA. The required reserve at September 30, 2008 was $59,432.

NOTE 3 DEPOSITS WITH CLEARING ORGANIZATION

The Company had deposit requirements with its clearing organizations totaling $320,000 as of September 30, 2008.

NOTE 4 RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

The customer receivable from and payable to account balances arose from transactions which are recorded on a settlement date basis. Securities owned by customers are held as collateral for receivables.

For purposes of this report, the Company has segregated the employee receivables and payables account balances from the customer account receivables and payables.

ALPINE SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 5 RECEIVABLE FROM AND PAYABLE TO SHAREHOLDERS

Shareholder related receivable from and payable to account balances arose from the ordinary course of business. For regulatory purposes, these accounts have been segregated into separate financial statement accounts.

NOTE 6 RELATED PARTY TRANSACTIONS

The Company rents office space on a month-to-month basis from a related party. Four stockholders of the Company are also owners of the related party company. Rent expense for the year ended September 30, 2008 was $27,000. The monthly rental at September 30, 2008 was $1,000.

NOTE 7 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and prohibits a broker-dealer from engaging in securities transactions when its net capital falls below minimum requirements as defined by the rule. At September 30, 2008, the Company had net capital (calculated on trade date basis) of $2,359,548 which was $2,109,548 in excess of its required net capital of $250,000. The Company's net capital ratio was .23 to 1.

NOTE 8 FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at September 30, 2008 at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to September 30, 2008.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 9 AVAILABILITY OF ANNUAL AUDIT REPORT

Pursuant to rule 17a-5 of the Securities and Exchange Commission, the Company's statement of financial condition as of September 30, 2008, is available for examination at the office of the Company in Salt Lake City, Utah and the Securities and Exchange Commission in Denver, Colorado.

NOTE 10 OTHER COMMITMENTS

The Company entered into a five year agreement beginning January, 2008 with another entity for integrated trade execution processing and financial reporting software and support services. Minimum monthly payments to be made by the Company are $7,500.

The Company has two lines of credit with one financial institution with a combined limit of $1,200,000. Neither line of credit was utilized as of September 30, 2008.

NOTE 11 CHANGE IN ACCOUNTING PRINCIPLE

During the year the Company adopted the settlement date basis of reporting for the receivables and payables resulting from customer, broker, shareholder and employee securities transactions. Previously, the trade date basis of reporting was used for these transactions. The change was made primarily to facilitate reporting by the Company's new trade execution and accounting software that was implemented during the current year. The applicable prior year balances used to calculate the changes in operating assets and liabilities as presented in the Statement of Cash Flows were retrospectively adjusted to settlement date basis before calculating the current year changes.

SUPPLEMENTARY INFORMATION

ALPINE SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2008

Computation Of Net Capital		
Total ownership equity from Statement of Financial Condition		$ 2,442,876
Deduct ownership equity not allowable for net capital		-
Total Ownership Equity Qualified for Net Capital		2,442,876
Deductions and/or charges:		
Total non-allowable assets from Statement of Financial Condition	$ 49,725	
Aged fail-to-deliver	9,591	
Other deductions and/or charges	16,520	
Total Deductions and/or Charges		(75,836)
Net capital before haircuts on securities positions		2,367,040
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
Trading and investment securities - stocks and warrants	7,492	
Total Haircuts on Securities		(7,492)
Net Capital		$ 2,359,548
Computation Of Basic Net Capital Requirement		
Minimum net capital required		$ 37,360
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries		250,000
Net capital requirement (larger of the above)		250,000
Excess net capital		$ 2,109,548
Excess net capital at 1000%		$ 2,069,721
Computation Of Aggregate Indebtedness		
Total A.I. liabilities from Statement of Financial Condition		$ 768,193
Deduct: adjustment based on deposits in Special Reserve Bank Accounts (15c3-1)(c)(1)(vii))		(207,791)
Total aggregate indebtedness		$ 560,402
Ratio of aggregate indebtedness to net capital		.23 to 1

ALPINE SECURITIES CORPORATION
RECONCILIATION OF NET CAPITAL PER FOCUS REPORT FILED AND AUDITED FINANCIAL STATEMENTS
September 30, 2008

Net capital as reported in Company's FOCUS report (Settlement Date basis), September 30, 2008	$	2,369,721
Adjustments by auditors:		
To convert the financial statements from Settlement Date basis to Trade Date basis of accounting:		
Trading Loss		(5,222)
Commissions expense		(6,964)
Commissions income		13,928
Decrease in haircuts on securities		940
To record additonal operating expense		(12,855)
Net capital per audited financial statements (Trade Date basis), September 30, 2008	$	2,359,548

ALPINE SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2008

Credit Balances		
Free credit balances and other credit balances in customers' security accounts	$	355,521
Customers' securities failed to receive		32,535
Total Credit Items		388,056
Debit Balances		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions		184,684
Failed to deliver of customers' securities not older than 30 calendar days		5,476
Total Debit Items		190,160
Reserve Computation		
Excess of total credits over total debits	$	197,896
If computation permitted on a monthly basis, enter 105% of Excess of total debits over total credits	$	207,791
Amount held on deposit in "Reserve Bank Accounts", includings value of qualified securities, at end of reporting period	$	257,698
Required deposit		None

ALPINE SECURITIES CORPORATION
RECONCILIATION OF RESERVE REQUIREMENT UNDER RULE 15C3-3
PER FOCUS REPORT FILED AND AUDITED FINANCIAL STATEMENTS
September 30, 2008

Excess of total credits over total debits as reported in Company's FOCUS report (Settlement Date basis), September 30, 2008	$	215,237
Adjustment by auditors to convert the financial statements from Settlement Date basis to Trade Date basis of accounting for commission income (increase in customer debits).		(17,341)
Excess of total credits over total debits per audited financial statements (Trade Date basis), September 30, 2008	$	197,896

ALPINE SECURITIES CORPORATION
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2008

State the market valuation and number of items of:

1.	Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3.	$ 0
	A. Number of items	0
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.	$ 0
	A. Number of items	0
3.	The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of rule 15c3-3.	Yes

Jensen & Keddington, P.C.
Certified Public Accountants

Jeffrey B. Jensen, CPA
Gary K. Keddington, CPA
Brent E. Christensen, CPA
Jeffrey B. Hill, CPA
Gregory B. White, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Stockholders
Alpine Securities Corporation
Salt Lake City, Utah

In planning and performing our audit of the financial statements of Alpine Securities Corporation (the Company) for the year ended September 30, 2008 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures as we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded property to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Telephone (801) 262-4554
Fax (801) 265-9405

5292 So. College Dr., Suite 101
Salt Lake City, Utah 84123

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. However, as discussed below, we identified certain deficiencies in internal control over financial reporting that we consider to be a significant deficiency.

As part of our testing of the Company's compliance with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System we observed that out of 21 transactions tested four transactions were found to not be in compliance. The four transactions appeared to be subsequently resolved through either filing for an extension after the required time frame, buying in the security, or selling off other positions in the customer account to raise the required payment amount.

We noted no matters involving the internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2008 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jansen & Keddington

November 24, 2008

END